Exhibit 5.1

April 20, 2026

Lightwave Logic, Inc.

369 Inverness Parkway, Suite 350

Englewood, Colorado 80112

Re: Prospectus Supplement

Ladies and Gentlemen:

We have acted as special counsel for Lightwave Logic, Inc. (the “Company”) in connection with the prospectus supplement dated April 20, 2026 (“Prospectus Supplement No. 1”) filed pursuant to Rule 424(b)(5) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, (the “Securities Act”) relating to the registration of up to $49,326,334 in shares of the Company’s common stock, par value $0.001 per share (the “Shares”). Prospectus Supplement No. 1 amends and supplements the Registration Statement on Form S-3 (File No. 333-281059), declared effective on August 5, 2024 (the “Registration Statement”), and the prospectus supplement dated August 9, 2024 (the “Prospectus Supplement”). The Shares are being sold and issued pursuant to a Sales Agreement between the Company and Roth Capital Partners, LLC dated December 9, 2022, as amended by that certain Amendment to Sales Agreement dated as of April 20, 2026 (as amended, the “Sales Agreement”). Capitalized terms used in this letter which are not otherwise defined shall have the meanings given to such terms in the Prospectus Supplement.

You have requested our opinion as to the matters set forth below in connection with the Prospectus Supplement No. 1. For purposes of rendering this opinion, we have examined the Registration Statement, Prospectus Supplement No. 1, the Prospectus Supplement, the Sales Agreement, the Company’s articles of incorporation, as amended, bylaws, as amended, and the corporate action of the Company that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on certificates made by officers of the Company. In rendering our opinion, in addition to the assumptions that are customary in opinion letters of this kind, we have assumed the genuineness of signatures on the documents we have examined, the conformity to authentic original documents of all documents submitted to us as copies, and that the Company will have sufficient authorized and unissued shares of common stock available with respect to any of the Shares issued after the date of this letter. We have not verified any of these assumptions.

Snell & Wilmer | 5520 Kietzke Lane | Suite 200 | Reno, NV 89511-3041 SWLAW.COM

This opinion is rendered as of the date of this letter and is limited to matters of Nevada corporate law, including applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. We express no opinion as to the laws of any other state, the federal law of the United States, or the effect of any applicable federal or state securities laws.

Based upon and subject to the foregoing, it is our opinion that the Shares were duly authorized for issuance by the Company, and when issued in accordance with the terms of the Sales Agreement, will be validly issued, fully paid, and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the SEC. We further consent to the reference to our firm under the caption “Legal Matters” in Prospectus Supplement No. 1. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations under such act.

Very truly yours,

/s/ Snell & Wilmer L.L.P.

Snell & Wilmer L.L.P.